Exhibit (a)(1)(G)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated May 30, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Tribune Company, by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., the Co-Dealer Managers, or by one or more registered brokers or dealers registered under that jurisdiction's laws.

Notice of Offer to Purchase for Cash
Up to 53,000,000 Shares of its Common Stock

(including the Associated Preferred Share Purchase Rights)

at a Purchase Price of Not Greater Than 32.50
Nor Less Than 28.00 Per Share

        THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

        Tribune Company, a Delaware corporation (the "Company"), is offering to purchase up to 53 million shares of its common stock, par value $0.01 per share (the "common stock"), including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price not greater than $32.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 30, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Tender Offer"). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the rights; and unless the rights are redeemed prior to the expiration of the Tender Offer, a tender of the shares will constitute a tender of the rights.

        The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Tender Offer is, however, subject to certain conditions set forth in the Offer to Purchase, including the closing of the Credit Facilities (as defined in the Offer to Purchase) and the Company's satisfaction of all conditions to the borrowings thereunder.

        The Company's Board of Directors has approved the Tender Offer. However, neither the Company nor its Board of Directors nor the Co-Dealer Managers, the Depositary or the Information Agent are making any recommendation to the Company's stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which a shareholder will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Tender Offer.

        No director or executive officer has advised the Company that they intend to tender any of their shares in the Tender Offer.

        On May 26, 2006, the Company entered into Purchase Agreements with the Robert R. McCormick Tribune Foundation ("McCormick") and the Cantigny Foundation ("Cantigny"), which together hold 41,282,788 shares or 13.6% of the total outstanding shares of common stock. Pursuant to the Purchase Agreements, the Company agreed to purchase 8,958,200 shares of common stock from McCormick and 1,041,800 shares of common stock from Cantigny. The per share purchase price the Company will pay for the shares of common stock that we purchase pursuant to the Purchase Agreements will be equal to the price the Company pays for the shares purchased in the Tender Offer. Closing under the Purchase Agreements is subject to the completion of the Tender Offer (with no less than 30 million shares tendered and accepted for purchase in the Tender Offer) and will occur on the eleventh business day following, the Expiration Time (as defined below). McCormick and Cantigny are prohibited under the Purchase Agreements from directly or indirectly, selling or purchasing shares during the Tender Offer and until eleven business days following the Expiration Time.

        In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not in excess of $32.50 nor less than $28.00 per share, at which they are willing to sell their shares to the Company in the Tender Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, can elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Tender Offer, which could result in the tendering stockholder receiving the minimum price of $28.00 per share. See Section 8 of the Offer to Purchase for recent market prices for shares. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

        The Company is offering to purchase up to 53 million shares in the Tender Offer. On the terms and subject to the conditions of the Tender Offer, the Company will determine a single per share price, not greater than $32.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. After the Tender Offer expires, the Company will look at the prices chosen by stockholders for all of the shares properly tendered. The Company will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow the Company to buy 53 million shares. If fewer shares are properly tendered, the Company will select the price that will allow the Company to buy all the shares that are properly tendered and not properly withdrawn. All shares the Company acquires in the Tender Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered at prices at or below the purchase price the Company determines and not properly withdrawn. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered even if stockholders tendered at or below the purchase price if more than the number of shares the Company seeks are properly tendered and not properly withdrawn. The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of proration or conditional tenders to the tendering stockholders at the Company's expense promptly after the Tender Offer expires. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Tender Offer, up to an additional 2% of the Company's outstanding shares (or approximately six million shares).

        The term "Expiration Time" means 12:00 midnight, New York City time, on June 26, 2006 unless the Company, in its sole discretion, shall have extended the period of time during which the Tender Offer will remain open, in which event the term "Expiration Time" shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.

        For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the "odd lot" priority, proration and conditional tender provisions of this Tender Offer, shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the Tender Offer.

        Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Tender Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary's account at the book-entry transfer facility (as defined in the Offer to Purchase); a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent's message (as defined in the Offer to Purchase); and any other required documents.

        If more than 53 million shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase shares: first, from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the purchase price the Company determines and do not properly withdraw them before the Expiration Time; second, from all other stockholders who properly tender shares at or below the purchase price determined in the Tender Offer, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and third, only if necessary to permit us to purchase 53 million shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

        The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of the "odd lot" priority, proration or conditional tender provisions to the tendering stockholders at the Company's expense promptly following the Expiration Time.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

        Tenders of shares are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless such shares have been accepted for payment as provided in the Tender Offer, stockholders may also withdraw their previously tendered shares at any time after 12:00 Midnight, New York City time, on July 26, 2006. For such withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses as set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility's procedures.

        The Company will determine, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal and such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Co-Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Generally, a U.S. stockholder will be subject to United States federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders in the Tender Offer. The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Tender Offer. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Tender Offer and to consult their tax advisors.

        The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Tender Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company's stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

        Questions and requests for assistance may be directed to the Information Agent, or to Merrill Lynch, Pierce, Fenner & Smith Incorporated or Citigroup Global Markets Inc. (collectively, the "Co-Dealer Managers"), at their addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

The Depositary for the Tender Offer is:
Computershare Trust Company, N.A.

The Information Agent for the Tender Offer is:

17 State Street
10th Floor
New York, New York 10004
Banks and Brokerage Firms Call: (212) 440-9800
Stockholders and All Others Call Toll-free: (866) 767-8963

The Co-Dealer Managers for the Tender Offer are:

Merrill Lynch & Co. Special Equity Transactions 4 World Financial Center New York, New York 10080 (609) 818-8000 (collect) (877) 653-2948 (toll free)	Citigroup Global Markets Inc. Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, New York 10013 (212) 723-7406 (collect) (877) 531-8365 (toll free)

May 30, 2006.